SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                KIRBY CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   497-266-106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                     Canada
                                 (416) 730-6178
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|

                                                        (b)  |_|
 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

6.   Citizenship or Place of Organization:  Ontario, Canada

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   Sole Voting Power

     1,658,616

8.   Shared Voting Power

     0

9.   Sole Dispositive Power:

     1,658,616

10.  Shared Dispositive Power

     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,658,616

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|


13.  Percent of Class Represented by Amount in Row (11)

     6.9%

14.  Type of Reporting Person

     EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D, dated December 6, 1999, (the "Schedule 13D"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Kirby Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.


Item 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated by reference.

     (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons identified in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons identified in Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the directors, controlling persons and executive officers of Teachers is a citizen of Canada.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

     (a)-(b) At the close of business on June 8, 2001, Teachers beneficially owned 1,658,616 shares of Common Stock pursuant to Rule 13d-3. Pursuant to information provided by the Issuer's Form 10-Q for the period ended March 31, 2001, the Issuer had 24,046,697 shares of Common Stock outstanding as of May 11, 2001. Based on such information, the 1,658,616 shares of Common Stock beneficially owned by Teachers represent approximately 6.9% of the Common Stock outstanding.

     Teachers has sole voting and dispositive power over all of the 1,658,616 shares of Common Stock beneficially owned by it.

     Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any shares of the Common Stock.

 (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the shares of the Common Stock in the past sixty days other than the following transactions which were effected by Teachers on the New York Stock Exchange:


 ..................   ..............   ..................   ..............
Date of              Number of        Purchase   (P)       Price per
Transaction          Securities       or Sale    (S)       Share
 ..................   ..............   ..................   ..............
16-May-01            7,600            S                    22.97
17-May-01            100,000          S                    22.97
18-May-01            142,400          S                    22.97
1-Jun-01             350,000          S                    24.95
4-Jun-01             45,700           S                    25.33
5-Jun-01             14,400           S                    25.22
6-Jun-01             18,000           S                    24.97

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: June 8, 2001


                                       ONTARIO TEACHERS' PENSION PLAN
                                       BOARD, an Ontario, Canada corporation

                                       By: /s/ Roger Barton
                                           -----------------------------
                                           Name:  Roger Barton
                                           Title: Vice President, General
                                                  Counsel and Secretary

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                        Residence or                Principal Occupation
Name                  Business Address              Employment
----                  ----------------              ----------

Claude Lamoureux     5650 Yonge Street          President and Chief Executive
                     5th Floor                  Officer of Teachers
                     Toronto, Ontario
                     M2M 4H5

Robin Korthals       121 King Street West       Chair
(Chairperson)        Suite 2525
                     Toronto, Ontario
                     M5H 3T9

Jalynn Bennett       247 Davenport Road         President of Jalynn H. Bennett
(Director)           Suite 303                  Associates, a strategic planning
                     Toronto, Ontario           consulting firm whose principal
                     M5R 1J9                    business address and office are
                                                the same as for Ms. Bennett

David Lennox         55 Lombard Street          Retired Secretary for Ontario
(Director)           Suite 413                  Teachers' Federation, a
                     Toronto, Ontario           teachers' union
                     M5C 2R7

Ann Finlayson        440 Markham Street         Self-employed journalist,
(Director)           Toronto, Ontario           speaker, freelance editor and
                     M6G 2L2                    consultant

Lucy Greene          1736 Caughey Lane          Retired Human Resources
(Director)           Penetang, Ontario          Executive for Sun Life Assurance
                     L9M 1X4                    Company of Canada

Geof Clarkson        P.O.  Box 251              Retired Partner with Ernst
(Director)           Toronto-Dominion Centre    & Young
                     Toronto, Ontario
                     M5K 1J7

Gary Porter          820-439 University Ave.    Self-employed Chartered
(Director)           Toronto, Ontario           Accountant
                     M5G 1Y8

Ralph Lean, Q.C.     Cassels Brock & Blackwell  Corporate & Commerical Lawyer
(Director)           40 King Street West
                     Suite 2100
                     Toronto, Ontario
                     M5H 3C2

John S. Lane, C.F.A. 77 Dawlish Avenue          Retired Senior Vice President,
(Director)           Toronto, Ontario           Investments Sun Life Assurance
                     M4N 1H2                    Company of Canada

Robert Bertram       5650 Yonge Street          Executive Vice President,
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Allan Reesor         5650 Yonge Street          Executive Vice President, Member
                     5th Floor                  Services and Chief Information
                     Toronto, Ontario           Officer of Teachers
                     M2M-4H5

John Brennan         5650 Yonge Street          Vice President, Human Resources
                     5th Floor                  and Public Affairs of Teachers
                     Toronto, Ontario
                     M2M-4H5

Andrew Jones         5650 Yonge Street          Vice President, Finance of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Peter Maher          5650 Yonge Street          Vice President, Audit Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Roger Barton         5650 Yonge Street          Vice President, General Counsel
                     5th Floor                  and Secretary of Teachers
                     Toronto, Ontario
                     M2M-4H5

Rosemarie McClean    5650 Yonge Street          Vice President, Client Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Morgan McCague       5650 Yonge Street          Senior Vice President,
                     5th Floor                  Quantitative Investments of
                     Toronto, Ontario           Teachers
                     M2M-4H5

Marcus Dancer        5650 Yonge Street          Vice President, Quantitative
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Neil Petroff         5650 Yonge Street          Senior Vice President,
                     5th Floor                  International Equity Indexes,
                     Toronto, Ontario           Fixed Income and Foreign
                     M2M-4H5                    Exchange of Teachers

Brian Gibson         5650 Yonge Street          Senior Vice President, Active
                     5th Floor                  Equities of Teachers
                     Toronto, Ontario
                     M2M-4H5

Dean Metcalf         5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Leo de Bever         5650 Yonge Street          Senior Vice President, Research
                     5th Floor                  & Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5

Russ Bruch           5650 Yonge Street          Vice President, Research & Economics
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Phil Nichols         5650 Yonge Street          Vice President, MIS Member
                     5th Floor                  Services of Teachers
                     Toronto, Ontario
                     M2M-4H5

Sean Rogister        5650 Yonge Street          Vice President, Fixed Income of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Roy Graydon          5650 Yonge Street          Vice President, Relationship
                     5th Floor                  Investing of Teachers
                     Toronto, Ontario
                     M2M-4H5

Barbara Zvan         5650 Yonge Street          Vice President, Asset Mix & Risk
                     5th Floor                  Management, Research & Economics
                     Toronto, Ontario           of Teachers
                     M2M-4H5

Wayne Kozun          5650 Yonge Street          Vice President, TAA & Real Return,
                     5th Floor                  Research & Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5